Exhibit 99.4

ROME, MHC

100 W. Dominick Street

Rome, New York 13440-5810

(315) 336-7300

NOTICE OF SPECIAL MEETING OF MEMBERS

To Be Held on March 22, 2005

NOTICE IS HEREBY GIVEN that a special meeting of members (depositors) of Rome, MHC (the “Special Meeting”) will be held at The Rome Savings Bank (“Rome Savings”), 100 W. Dominick Street, Rome, New York, 13440 on Tuesday, March 22, 2005 at 7:00 p.m., New York time, to consider and vote upon:

1.	An amended and restated plan of conversion and agreement and plan of reorganization (the “Plan of Conversion”) pursuant to which Rome, MHC will be merged into Rome Savings, and Rome Bancorp, Inc., the mid-tier holding company of Rome Savings, will be succeeded by a new Delaware corporation named “New Rome Bancorp, Inc.”, which has been established for the purpose of completing the conversion and stock offering of New Rome Bancorp common stock. As part of the conversion, shares of common stock representing Rome, MHC’s 61.55% ownership interest in Rome Bancorp will be offered for sale in a subscription offering and, possibly, a community offering by New Rome Bancorp. Common stock of Rome Bancorp currently held by public stockholders will be converted into new shares of New Rome Bancorp pursuant to an exchange ratio that will ensure that stockholders at the time of the conversion and stock offering will own the same percentage of New Rome Bancorp after the conversion and stock offering as was held in Rome Bancorp immediately prior thereto, exclusive of any shares purchased by a stockholder in the offering and cash received in lieu of fractional shares. After the completion of the conversion and stock offering, the name “New Rome Bancorp, Inc.” will be changed to “Rome Bancorp, Inc.”; and

2.	Any other matters that may properly come before the Special Meeting or any adjournment or postponement thereof.

Note: Management is not aware of any such other business at this time.

The Board of Directors has fixed January 31, 2005 as the record date for the determination of members entitled to notice of and to vote at the Special Meeting and at any adjournment or postponement thereof. All depositors of Rome Savings are members of Rome, MHC.

The following proxy statement is a summary of information about Rome, MHC and Rome Bancorp and the proposed conversion and stock offering. A more detailed description of Rome, MHC, Rome Bancorp and Rome Savings and the proposed conversion and stock offering is included in the prospectus accompanying this proxy statement. A copy of the Plan of Conversion is available for inspection at every Rome Savings branch, or you may receive a copy upon written request to Rome, MHC. Upon written request addressed to the Secretary of Rome, MHC at the address given above, members may obtain an additional copy of the prospectus, a copy of the Plan of Conversion and exhibits thereto, and/or a copy of the Certificate of Incorporation and Bylaws of New Rome Bancorp. In order to assure timely receipt of the additional copy of the prospectus and/or the Plan of Conversion, the written request should be received by Rome, MHC by March 14, 2005. In addition, all such documents may be obtained at the Stock Information Center at the number shown below.

By Order of the Board of Directors,

/s/ Charles M. Sprock
Charles M. Sprock
President and Chief Executive Officer

Rome, New York

February 18, 2005

Our Board of Directors recommends that you promptly sign, date and mark the enclosed proxy card(s) in favor of the adoption of the Plan of Conversion and return the card(s) in the enclosed self-addressed, postage-prepaid proxy reply envelope. Proxy cards must be received prior to the commencement of the Special Meeting. Returning a proxy card will not prevent you from voting in person at the Special Meeting.

Depending on the ownership structure of your deposit accounts you may receive more than one proxy card. Please vote all cards that you receive in this package. None are duplicates. Your vote is very important. A failure to vote will have the same effect as a vote against the Plan of Conversion.

The Boards of Directors of Rome Bancorp, Rome, MHC and Rome Savings have approved the Plan of Conversion. The Plan of Conversion also has been approved by the OTS, subject to approval by the members of Rome, MHC and the stockholders of Rome Bancorp entitled to vote on the matter. OTS approval does not constitute an endorsement or recommendation of the Plan of Conversion.

Questions? If you have any questions about voting or the stock offering, please call our Stock Information Center, toll free, at 1-(877) 471-4818, Monday through Friday between 9:30 a.m. and 4:00 p.m., New York Time. The Center will be closed on weekends and bank holidays.

QUESTIONS AND ANSWERS

GENERAL — THE CONVERSION

Our Board of Directors has determined that the conversion is in the best interests of our employees, customers and the communities we serve.

Q. What is the conversion?

A. Background — In 1999, Rome Savings reorganized into the mutual holding company structure. Rome, MHC is a mutual (meaning no stock outstanding) holding company, and Rome Bancorp is a stock holding company. A majority (61.55%) of the outstanding shares of Rome Bancorp common stock are owned by Rome, MHC, while public stockholders own the remainder. Rome Bancorp is the parent company of Rome Savings.

The conversion is a change in corporate form. Pursuant to the terms of our Plan of Conversion, our organization will convert to the fully public corporate form. On page 11 of the prospectus, there are charts of our organizational structure before and after the conversion.

As part of the conversion, the 61.55% ownership interest of Rome, MHC is being offered for sale through a common stock offering by New Rome Bancorp. Upon the completion of the conversion and related stock offering, Rome, MHC will cease to exist. As a result of the sale of shares, New Rome Bancorp will be fully public, 100% owned by stockholders.

In addition to the shares to be issued to those who purchase shares in the offering, public stockholders of Rome Bancorp as of the completion of the conversion, will receive new shares of common stock of New Rome Bancorp in exchange for their existing shares.

Q. What are the reasons for the conversion?

A. The primary reasons for the conversion and stock offering are to raise capital to support internal growth through lending, to facilitate acquisitions of other financial institutions or other businesses related to banking, to open additional branch offices, to pay dividends and for general corporate purposes, including the possible creation of a subsidiary bank to accept municipal deposits. The additional capital raised in the stock offering will also support the introduction of new products and services.

Q. Will customers notice any change in Rome Savings’ day-to-day activities as a result of the conversion?

A. No. It will be business as usual. The conversion is an internal change in our corporate structure. There will be no change to our management, staff or branches as a result of the conversion.

Q. Will the conversion affect customers’ deposit accounts or loans?

A. No. The conversion will not affect the balance or terms of deposit or loans, and deposits will continue to be federally insured by the Federal Deposit Insurance Corporation (“FDIC”) up to the maximum legal limit. Deposit accounts are not being converted to stock.

THE PROXY VOTE

Q. Are all customers eligible to vote on the Plan of Conversion?

A. All depositors of Rome Savings as of January 31, 2005 are eligible to vote, and have been mailed a proxy statement and proxy card(s).

Q. Why should I vote?

A. You are not required to vote, but regulations require that we solicit your vote. In order for us to implement the Plan of Conversion, we must receive the affirmative vote of a majority of the total votes eligible to be cast by our members (depositors of Rome Savings). The Plan of Conversion will not have any effect on your deposit or loan accounts. Voting does not obligate you to purchase shares of common stock in the offering.

Q. What happens if I don’t vote?

A. Your vote is very important. Not voting all the proxy card(s) you receive will have the same effect as voting “Against” the Plan. Without sufficient favorable votes, we will not proceed with the conversion and related stock offering.

Q. How do I vote?

A. Mark your vote, sign each proxy card enclosed and return the card(s) to us, in the enclosed proxy reply envelope. PLEASE VOTE PROMPTLY. NOT VOTING HAS THE SAME EFFECT AS VOTING “AGAINST” THE PLAN.

Q. How many votes are available to me?

A. Depositors are entitled to one vote for each $100 on deposit, or each fraction thereof. No member may cast more than 1,000 votes. Proxy cards are not imprinted with the applicable numbers of votes. However, votes will be automatically tallied by computer upon receipt of the returned proxy cards.

Q. Why did I receive more than one proxy card?

A. If you had more than one deposit account on January 31, 2005, you may have received more than one proxy card, depending on the ownership structure of your accounts. There are no duplicate cards – please promptly vote all the proxy cards that we sent to you.

Q. More than one name appears on my proxy card(s). Who must sign?

A. The names reflect the registration of your deposit account(s). Proxy cards for joint deposit accounts require the signature of only one of the owners. Proxy cards for trust or custodian accounts must be signed by the trustee or the custodian, not the listed beneficiary.

WHERE TO GET MORE INFORMATION

Q. Where can I call to get more information?

A. A Stock Information Center has been established at Rome Savings’ executive office. For assistance, you may call the Stock Information Center, toll free, at 1-(877) 471-4818 from 9:30 a.m. to 4:00 p.m., New York time, Monday through Friday. The Center is not open on weekends or on bank holidays.

2

ROME, MHC

PROXY STATEMENT FOR THE

SPECIAL MEETING OF MEMBERS

To Be Held on March 22, 2005

General

This proxy statement of Rome, MHC, together with the prospectus of New Rome Bancorp, the proposed stock holding company for Rome Savings, which constitutes a part of this proxy statement, is being furnished to you in connection with the solicitation by the Board of Directors of Rome, MHC of proxies to be voted at the Special Meeting to be held at Rome Savings, 100 W. Dominick Street, Rome, New York, 13440-5810, on Tuesday, March 22, 2005 at 7:00 p.m., New York time, and any adjournment or postponement thereof. The purpose of the Special Meeting is to consider and vote upon the Amended and Restated Plan of Conversion of Rome, MHC and the Agreement and Plan of Reorganization between Rome, MHC, Rome Bancorp, New Rome Bancorp and Rome Savings (the “Plan of Conversion” or the “Plan”), pursuant to which:

1. Rome Bancorp will convert into or exchange its charter for that of a federal corporation which will immediately thereafter exchange its charter for that of an interim federal stock savings association and merge with and into Rome Savings with Rome Savings as the surviving entity;

2. Rome, MHC will convert to a federal interim stock savings association and simultaneously merge with and into Rome Savings, and Rome, MHC will thus cease to exist and a new liquidation account will be established by Rome Savings for the benefit of the Rome, MHC’s members (the prior liquidation account will be terminated);

3. Rome Savings will form a new first-tier, wholly-owned subsidiary known as New Rome Bancorp, Inc., a Delaware corporation, which will become the holding company upon consummation of the conversion and stock offering;

4. New Rome Bancorp will in turn form a federal interim stock savings association (“Interim”) as a wholly-owned subsidiary;

5. Immediately following the formation of Interim, Interim will then merge with and into Rome Savings, and Rome Savings will thus become a wholly-owned subsidiary of New Rome Bancorp. In connection therewith, each share of Rome Bancorp common stock outstanding immediately prior to the effective time thereof shall be automatically converted, without further action by the holder thereof, into and become the right to receive shares of New Rome Bancorp based on the exchange ratio, plus cash in lieu of any fractional share interest; and

6. In connection with the conversion, New Rome Bancorp will offer shares of its common stock in a subscription offering and, possibly, a community stock offering.

The conversion of Rome, MHC, and the related issuance and exchange of stock by New Rome Bancorp is referred to herein as the “conversion and stock offering.”

This proxy statement, together with the accompanying proxy card(s), is first being mailed or delivered to members of Rome, MHC on or about February 18, 2005.

Voting in favor of or against the Plan of Conversion includes a vote for or against the conversion of Rome, MHC to a stock form holding company and all other transactions contemplated by the Plan of Conversion. Voting in favor of the Plan of Conversion will not obligate you to purchase any common stock and will not affect the balance, interest rate or federal deposit insurance of any deposits.

Our Board of Directors recommends that you promptly sign, date and mark the enclosed proxy card(s) in favor of the adoption of the Plan of Conversion and return the card(s) in the enclosed self-addressed, postage-prepaid proxy reply envelope. Proxy cards must be received prior to the commencement of the Special Meeting. Returning a proxy card will not prevent you from voting in person if you attend the Special Meeting.

Depending on the ownership structure of your deposit accounts you may receive more than one proxy card. Please vote all cards that you receive in this package. None are duplicates. Your vote is very important. A failure to vote will have the same effect as a vote against the Plan of Conversion.

Record Date and Voting Rights

The Board of Directors has fixed January 31, 2005 as the record date (the “Voting Record Date”) for the determination of members entitled to notice of and to vote at the Special Meeting and at any adjournment or postponement thereof. All of Rome Savings’ depositors are members of Rome, MHC. Only those members of Rome, MHC as of the Voting Record Date, who continue to be members on the date of the Special Meeting, or any adjournment or postponement thereof, will be entitled to vote at the Special Meeting or any such adjournment or postponement. Such members are referred to herein as “Voting Members.”

At the Special Meeting, each depositor of Rome Savings who is a Voting Member will be entitled to cast one vote for each $100, or fraction thereof, of the aggregate withdrawal value of all of his or her deposit accounts in Rome Savings as of the Voting Record Date. No member shall cast more than 1,000 votes. In general, accounts held in different ownership capacities will be treated as separate memberships for purposes of applying the 1,000 vote limitation. For example, if two persons hold a $100,000 account in their joint names and each of the persons also holds a separate account for $100,000 in their own name, each person would be entitled to 1,000 votes for the separate account and they would together be entitled to cast 1,000 votes on the basis of their joint account.

Deposits held in a trust or other fiduciary capacity may be voted by the trustee or other fiduciary to whom voting rights are delegated under the trust instrument or other governing document or applicable law. In the case of Individual Retirement Accounts (“IRAs”) and Keogh trusts established at Rome Savings, the beneficiary may direct the trustee’s vote on the Plan of Conversion by returning a completed proxy card to Rome Savings. If no proxy card is returned from IRA and Keogh account beneficiaries, Rome Savings, as trustee, will vote FOR approval of the Plan of Conversion on behalf of such beneficiary.

Vote Required

Pursuant to Office of Thrift Supervision (“OTS”) regulations and the Plan of Conversion, completion of the conversion and stock offering is subject to the approval of the Plan of Conversion by the OTS and by an affirmative vote of a majority of the total eligible votes of the members of Rome, MHC (i.e., depositors of Rome Savings). As of the Voting Record Date for the Special Meeting, Rome, MHC had 24,903 members who are entitled to cast a total of 2,212,604 votes at the Special Meeting. In addition, the transactions incident to the conversion and stock offering and the Plan of Conversion must be approved by the affirmative vote of both (i) a majority of the shares of voting common stock of Rome Bancorp (Rome, MHC and the public stockholders of Rome Bancorp) present in person or by proxy at a special meeting of stockholders of Rome Bancorp, and (ii) a majority of votes eligible to be cast in person or by proxy by the stockholders of Rome Bancorp, other than Rome, MHC. If there are insufficient votes for approval of the Plan of conversion at the time of the Special Meeting, the Special Meeting may be adjourned by the Board of Directors to permit further solicitation of proxies.

Revocability of Proxies

You may revoke your proxy at any time before it is voted by filing written revocation of the proxy with the Secretary of Rome, MHC by submitting a duly executed proxy bearing a later date or by attending and voting in person at the Special Meeting or any adjournment or postponement thereof. The presence of a member at the Special Meeting shall not revoke a proxy unless a written revocation is filed with the Secretary at the Special Meeting prior to the voting of such proxy. The proxies being solicited by the Board of Directors of Rome, MHC are only for use at the Special Meeting and at any adjournment or postponement thereof and will not be used for any other meeting.

Solicitation of Proxies

This proxy statement and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies for the Special Meeting by the Board of Directors. To the extent necessary to permit approval of the Plan of Conversion, officers, directors or employees of Rome Savings may solicit proxies by telephone or through other forms of communication and, if necessary, the Special Meeting may be adjourned or postponed to a later date. We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation. Rome Bancorp will bear all costs of this solicitation.

We have engaged Ryan Beck & Co., Inc. (“Ryan Beck”) as financial and marketing agent in connection with the stock offering. Ryan Beck has agreed to use its best efforts, subject to certain considerations, to assist us with sales in our subscription, community and/or syndicated offerings and to solicit our members’ proxy votes. Ryan Beck is not obligated to purchase any shares of common stock. Ryan Beck will receive a marketing fee equal to 1.0% of the dollar amount of the common stock sold in the subscription and community offering. In the event that Ryan Beck sells common stock through a group of broker-dealers in a syndicated community offering, it will be paid a fee equal to 1.0% of the dollar amount of total shares sold in the syndicated community offering, which fee along with the fee payable to selected dealers (which may include Ryan Beck) shall not exceed 5.0% in the aggregate. Ryan Beck will also be reimbursed for its reasonable out-of-pocket expenses, including legal fees up to a certain amount. We have agreed to indemnify Ryan Beck to the extent allowed by law, for reasonable costs and expenses in connection with certain claims and liabilities, including liabilities under the Securities Act of 1933, as amended.

DISCUSSION OF PROPOSALS RECOMMENDED BY THE BOARD

PROPOSAL 1

APPROVAL OF THE PLAN OF CONVERSION

The Boards of Directors of Rome Bancorp, Rome, MHC and Rome Savings have approved the Plan of Conversion. The Plan of Conversion also has been approved by the OTS, subject to approval by the members of Rome, MHC and the stockholders of Rome Bancorp entitled to vote on the matter. OTS approval does not constitute an endorsement or recommendation of the Plan of Conversion.

General

On November 11, 2004, the Boards of Directors of Rome Savings, Rome, MHC and Rome Bancorp unanimously adopted the Plan of Conversion pursuant to which Rome Savings will reorganize from a “two-tiered” mutual holding company structure to a stock form holding company structure. An Amended and Restated Plan of Conversion was subsequently adopted by the Board of Directors on December 7, 2004. As part of the conversion, Rome Savings formed New Rome Bancorp. Stockholders of Rome Bancorp will receive shares in New Rome Bancorp based on an exchange ratio. Following the conversion and stock offering, Rome, MHC will no longer exist and New Rome Bancorp will be the parent corporation of Rome Savings.

This conversion to a stock holding company structure also includes the offering by New Rome Bancorp of its outstanding shares to qualifying depositors of Rome Savings and other members of Rome Savings in a subscription offering and, possibly, to certain other persons in a direct community offering and/or syndicated community offering. The conversion and stock offering will be effected as described on page 1 of this proxy statement or in any other manner that is permitted by the OTS and is consistent with the intent of the Plan of Conversion. See the subsection entitled “The Conversion and Stock Offering” in the “Summary” of the prospectus for a chart which reflects our structure before and after the conversion and stock offering and “The Conversion and the Stock Offering” section of the prospectus for additional information concerning the conversion and stock offering.

Purposes of the Conversion and Stock Offering

The Boards of Directors of Rome, MHC, Rome Bancorp and Rome Savings believe that a conversion of Rome, MHC to stock form is in the best interests of Rome, MHC, Rome Bancorp and Rome Savings, as well as in the best interests of their respective members and stockholders.

We believe that the conversion and stock offering will result in the raising of additional capital for New Rome Bancorp and Rome Savings and is expected to result in a more active and liquid market for New Rome Bancorp common stock than currently exists for Rome Bancorp common stock.

The conversion and stock offering are intended to provide an additional source of capital not currently available to Rome Bancorp. Funds raised in the stock offering will allow New Rome Bancorp to:

•	increase the liquidity of its common stock;

•	continue programs of dividends or repurchases;

•	finance acquisitions of other financial institutions or other businesses related to banking (although no mergers or acquisitions are planned at the present time); and

•	funding general corporate purposes.

Funds raised in the stock offering will allow Rome Savings to better serve the needs of its community by:

•	increasing lending, especially to support continued growth in its loan portfolio;

•	expanding the products and services it currently offers;

•	opening or acquiring additional branch offices;

•	funding additional management and employee stock benefit plans; and

•	funding other general corporate purposes, including the possible creation of a commercial bank subsidiary to accept municipal deposits.

The Board of Directors and senior management of Rome, MHC, Rome Bancorp and Rome Savings also believe that the conversion and stock offering will be beneficial to the population within our primary market area. The Board of Directors and senior management believe that, through increased stock liquidity and expanded local stock ownership, current local customers and non-customers who purchase the common stock of New Rome Bancorp will seek to enhance the financial success of Rome Savings through consolidation of their banking business and increased referrals to Rome Savings.

If a standard conversion had been conducted in 1999, management of Rome Savings believes that it may have been difficult to prudently invest the larger amount of capital that would have been raised, when compared to the net proceeds raised in connection with the formation of Rome, MHC in 1999. A standard conversion in 1999 also would have immediately eliminated all aspects of the mutual form of organization.

After considering the advantages and risks of the conversion and stock offering, as well as applicable fiduciary duties, the Boards of Directors of Rome Savings, Rome Bancorp, and Rome, MHC approved the conversion and stock offering as being in the best interests of our companies and our respective members and stockholders and the communities that we serve.

Structure of the Conversion

The conversion and stock offering will be structured as set forth on page 1 of the proxy statement. Our current organizational structure and our proposed structure following the conversion can be found on page 11 of the prospectus.

Effects of the Conversion and Stock Offering on Members and Depositors

General. Prior to the conversion and stock offering, each depositor in Rome Savings has both a deposit account in the institution and a pro rata ownership interest in the net worth of Rome, MHC based upon the balance in his or her account, which interest may only be realized in the event of a liquidation of Rome, MHC. This ownership interest, however, is tied to the depositor’s account and has no tangible market value separate from such deposit account. A depositor who reduces or closes his or her account receives a portion or all of the balance in the account but nothing for his ownership interest in the net worth of Rome, MHC, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, the depositors in a stock subsidiary of a mutual holding company normally have no way to realize the value of their ownership interest, which has realizable value only in the unlikely event that Rome, MHC and Rome Savings are liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Rome, MHC after other claims are paid.

Continuity. While the conversion is being accomplished, Rome Savings’ normal business of accepting deposits and making loans will continue without interruption. Rome Savings will continue to be a federally-chartered savings bank and will continue to be regulated by the OTS. After the conversion, Rome Savings will continue to offer existing services to depositors, borrowers and other customers. The directors serving Rome Bancorp at the time of the conversion will serve as our directors after the conversion and stock offering.

Effect on Deposit Accounts. Under the Plan of Conversion, each depositor in Rome Savings at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion. Each such account will be insured by the FDIC to the same extent as it was before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans. No loan outstanding from Rome Savings will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

Effect on Voting Rights of Members. At present, depositors of Rome Savings are members of, and have voting rights in, Rome, MHC as to all matters requiring membership action as set forth in Rome, MHC’s Charter. Upon completion of the conversion, depositors will cease to be members of Rome, MHC and will no longer have voting rights. Upon completion of the conversion, all voting rights in Rome Savings will be vested in its successor, New Rome Bancorp, as the sole stockholder of Rome Savings. The stockholders of New Rome Bancorp will possess exclusive voting rights with respect to Rome Bancorp common stock.

Tax Effects. Rome Bancorp has received an opinion of Thacher Proffitt & Wood LLP with regard to federal and New York state income taxation to the effect that the conversion will not be taxable for federal or New York state income tax purposes to Rome MHC, Rome Bancorp, the public stockholders of

Rome Bancorp, members of Rome, MHC, eligible account holders, supplemental eligible account holders, or Rome Savings. See “The Conversion and the Stock Offering – Tax Aspects” in the prospectus.

Effect on Liquidation Rights. Each qualifying depositor in Rome Savings has both a deposit account in Rome Savings and a pro rata ownership interest in the net worth of Rome, MHC based upon the balance in his or her account. This interest may only be realized in the event of a complete liquidation of Rome, MHC and Rome Savings. However, this ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. Any depositor who opens a qualifying deposit account obtains a pro rata ownership interest in Rome, MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Rome, MHC, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a stock subsidiary savings association of a mutual holding company normally have no way of realizing the value of their ownership interest, which has realizable value only in the unlikely event that Rome, MHC and Rome Savings are liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata interest in any residual surplus and reserves of Rome, MHC after other claims, including claims of depositors to the amounts of their deposits, are paid.

In the unlikely event that Rome Savings were to liquidate after the conversion, all claims of creditors, including those of depositors, also would be paid first, followed by distribution of the “liquidation account” to depositors as of September 30, 2003 and December 31, 2004 who continue to maintain their deposit accounts as of the date of liquidation, with any assets remaining thereafter distributed to Rome Bancorp as the holder of Rome Savings’ capital stock. Pursuant to the rules and regulations of the OTS, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution. See “Liquidation Rights” of the prospectus.

In connection with the initial mutual holding company reorganization of Rome Savings, Rome Savings established a liquidation account for the benefit of eligible account holders as of December 31, 1995 and June 30, 1999. Pursuant to the Plan of Conversion, this liquidation account will be terminated and superseded by the liquidation account being established in connection with the Conversion and Stock Offering. No members of Rome, MHC will have a liquidation preference over the new liquidation account.

Liquidation Rights

In the unlikely event of a complete liquidation of Rome, MHC in its present mutual form, each depositor of Rome Savings would receive a pro rata share of any assets of Rome, MHC remaining after payment of claims of all creditors. Each depositor’s pro rata share of such remaining assets would be in the same proportion as the value of his or her deposit account was to the total value of all deposit accounts in Rome Savings at the time of liquidation. After the conversion and stock offering, each depositor, in the event of a complete liquidation of Rome Savings, would have a claim as a creditor of the same general priority as the claims of all other general creditors of Rome Savings. However, except as described below, each claim would be solely in the amount of the balance in the deposit account plus accrued interest. The depositor would not have an interest in the value or assets of Rome Savings or New Rome Bancorp above that amount.

The Plan of Conversion provides for the establishment, upon the completion of the conversion and stock offering, of a special “liquidation account” for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders, as defined in the prospectus, in an amount equal to the greater of (1) Rome Savings’ net worth as of the date of the latest statement of financial condition contained in the final offering circular utilized in the formation of Rome, MHC, or (2) the percentage of the outstanding shares of the common stock of Rome, MHC owned by Rome, MHC prior to the mid-tier holding company merger, multiplied by Rome Bancorp’s total stockholders’ equity as reflected in its latest statement of financial condition contained in the prospectus. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he or she were to continue to maintain his or her deposit account at Rome Savings, would be entitled, upon a complete liquidation of Rome Savings after the conversion and stock offering, to an interest in the liquidation account prior to any payment to New Rome Bancorp as the sole stockholder of Rome Savings. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including passbook accounts, transaction accounts such as checking accounts, money market deposit accounts and certificates of deposit, held in Rome Savings at the close of business on September 30, 2003 or December 31, 2004, as the case may be. Each Eligible Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account for each of his or her deposit accounts based on the proportion that the balance of each such deposit account on the September 30, 2003 Eligibility Record Date (or the December 31, 2004 Supplemental Eligibility Record Date, as the case may be) bore to the balance of all deposit accounts in Rome Savings on such date.

If, however, on any December 31 annual closing date of Rome Savings, commencing December 31, 2004, the amount in any deposit account is less than the amount in such deposit account on September 30, 2003 or December 31, 2004, as the case may be, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to New Rome Bancorp as the sole stockholder of Rome Savings.

Following the conversion and stock offering, the liquidation account will be maintained by Rome Savings.

Conditions to the Conversion

Consummation of the conversion and stock offering is subject to the receipt of all requisite regulatory approvals, including various approvals of the OTS. No assurance can be given that all regulatory approvals will be received. Receipt of such approvals from the OTS will not constitute a recommendation or endorsement of the Plan of Conversion or the offering by the OTS. Consummation of the conversion and stock offering also is subject to approval by the stockholders of Rome Bancorp and members of Rome, MHC, as well as the receipt of an opinion of counsel with respect to the tax consequences of the conversion and stock offering. See “The Conversion and the Stock Offering — Tax Aspects” in the prospectus.

Stock Compensation Plans

As part of the conversion, the Board of Directors of New Rome Bancorp intends, subject to stockholder approval at a meeting to be held at least six months following the conversion and stock offering, to implement a restricted stock plan called a management recognition plan (the “MRP”) and stock option plan (the “Stock Option Plan”) which will be authorized to award common stock and grant options for common stock. No shares shall be issued pursuant to the MRP unless it is approved by stockholders of New Rome Bancorp, and no options shall be awarded under the Stock Option Plan unless it is approved by stockholders of New Rome Bancorp. The exercise price of the options permitted thereby shall be the fair value on the date such options are granted. Shares awarded pursuant to the MRP, and shares issued upon exercise of options, may be authorized but unissued shares of New Rome Bancorp’s common stock, or shares of common stock purchased by New Rome Bancorp or such plan on the open market. A new Employee Stock Ownership

Plan intends to purchase 4.0% of the common stock in the subscription offering. See “Management — Future Stock Benefit Plans” in the prospectus.

Amendment or Termination of the Plan of Conversion

All interpretations of the Plan of Conversion by the Board of Directors will be final, subject to the authority of the OTS. The Plan of Conversion provides that, if deemed necessary or desirable by the Board of Directors, the Plan of Conversion may be substantively amended by a majority vote of the Board of Directors as a result of comments from regulatory authorities or otherwise, at any time prior to submission of proxy materials to our members and stockholders. Amendment of the Plan of Conversion thereafter requires a majority vote of the Board of Directors, with the concurrence of the OTS. The Plan of Conversion may be terminated by a majority vote of the Board of Directors at any time prior to the earlier of approval of the plan by the OTS and the date of the Special Meeting and the special meeting of stockholders of Rome Bancorp, and may be terminated at any time thereafter with the concurrence of the OTS. The Plan of Conversion shall be terminated if the conversion is not completed within 24 months from the date on which the members of Rome, MHC approve the Plan of Conversion, and may not be extended by us or the OTS.

Interest of Management and Directors in Matters to be Acted Upon

Management and Directors of Rome, MHC have an interest in the matters that will be acted upon because New Rome Bancorp intends to acquire additional stock for its Employee Stock Ownership Plan, implement a MRP and a Stock Option Plan, and intends to enter into an employment agreement with Charles M. Sprock. New Rome Bancorp currently intends to adopt such plans, make awards and enter into such agreement as described in the section of the prospectus entitled “Management.”

Approval of the Plan of Conversion

All persons receiving this proxy statement are also being given a prospectus that describes the conversion and stock offering. The prospectus, in its entirety, is incorporated herein and made a part hereof. Although the prospectus is incorporated herein, this proxy statement does not constitute an offer to sell or a solicitation of an offer to purchase the common stock offered thereby. We urge you to carefully read the following sections of the prospectus:

•	management and directors and compensation of such persons (see “Management”);

•	business (see “Business of Rome Savings”);

•	reasons for the conversion and stock offering and management’s belief that the conversion and stock offering are in the best interests of Rome Bancorp and its stockholders (see “The Conversion and the Stock Offering”);

•	an employment agreement and employee stock benefit plans that New Rome Bancorp plans to implement (see “Management - Employment Agreement, Future Employment Agreement, and Future Stock Benefit Plans”);

•	common stock (see “Description of Capital Stock of New Rome Bancorp”);

•	pro forma capitalization, capital compliance, and pro forma information with respect to the conversion (see “Holding Company Capitalization,” “Bank Regulatory Capital Compliance” and “Pro Forma Data”);

•	intended use of proceeds from the offering (see “How We Intend to Use the Proceeds from the Stock Offering”);

•	restrictions and anti-takeover devices on acquisitions of New Rome Bancorp (see “Anti-Takeover Effects of New Rome Bancorp’s Certificate of Incorporation, Bylaws and Benefit Plans Adopted in the Conversion” and “Regulatory Restrictions on Acquisition of New Rome Bancorp and Rome Savings”); and

•	consolidated financial statements.

Legal and Tax Opinions

Thacher Proffitt & Wood LLP, Washington, D.C. has issued its opinions to us of the legality of the issuance of the common stock being offered and certain matters relating to the conversion, federal taxation and state taxation. Certain legal matters will be passed upon for Ryan Beck & Co., Inc. by Patton Boggs, LLP, Washington, D.C.

Review of OTS Action

Any person aggrieved by a final action of the OTS which approves, with or without conditions, or disapproves our Plan of Conversion, may obtain review of such action by filing in the court of appeals of the United States for the circuit in which the principal office or residence of such person is located, or in the United States Court of Appeals for the District of Columbia, a written petition that the final action of the OTS be modified, terminated or set aside. Such petition must be filed within 30 days after the publication of notice of such final action in the Federal Register, or 30 days after our mailing of a notice to members of Rome, MHC as provided for in 12 C.F.R. § 563b.6(c), whichever is later. The further procedure for review is: a copy of the petition is transmitted to the OTS by the clerk of the court and thereupon the OTS files in the court the record in the proceeding, as provided in 28 U.S.C. § 2112. Upon the filing of the petition, the court has jurisdiction, which upon the filing of the record is exclusive, to affirm, modify, terminate, or set aside in whole or in part, the final action of the OTS. Review of such proceedings is as provided in 5 U.S.C. 7. The judgment and decree of the court is final, except that they are subject to review by the Supreme Court upon certiorari as provided in 28 U.S.C. § 1254.

The Board of Directors recommends that you vote “For” the adoption of the Plan of Conversion. See “The Conversion and the Stock Offering — Reasons for the Conversion and Stock Offering” in the prospectus.

If you would like to receive an additional copy of the prospectus, or a copy of the Plan of Conversion and the Certificate of Incorporation and Bylaws of New Rome Bancorp, you may request such material in writing, addressed to the Secretary of Rome, MHC at Rome, MHC’s address given above. Such requests must be received by Rome, MHC no later than March 14, 2005. Requesting such materials does not obligate you to purchase the shares. If Rome, MHC does not receive your request by March 14, 2005, you will not be entitled to have such materials mailed to you. A copy of the Plan of Conversion and its exhibits is available for inspection at each of Rome Savings’ branches. See “Additional Information” in the prospectus.

Other Matters

As of the date of this proxy statement, management does not know of any other matters to be brought before the members at the Special Meeting. If, however, any other matters not now known are properly brought before the meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters in such manner as shall be determined by a majority of the Board of Directors.

By Order of the Board of Directors,

/s/ CHARLES M. SPROCK
Charles M. Sprock
President and Chief Executive Officer

Rome, New York

February 18, 2005

To assure that you are represented at the Special Meeting, please promptly sign, date and promptly return the accompanying proxy card(s) in the enclosed self-addressed, postage-paid envelope proxy reply provided.

QUESTIONS? If you have any questions about voting or the stock offering please call our Stock Information Center, toll free, at 1-(877) 471-4818 Monday through Friday between 9:30 a.m. and 4:00 p.m., New York Time. The center will be closed on weekends and bank holidays.

Rome, MHC	REVOCABLE PROXY

This Proxy is solicited on behalf of the Board of Directors of Rome, MHC for the Special Meeting of Members to be held on March 22, 2005 and any adjournment thereof.

The undersigned member of Rome, MHC hereby authorizes Charles M. Sprock and Marion C. Scoville, or any of their successors, as proxies, with full powers of substitution, to represent the undersigned at the Special Meeting of Members of Rome, MHC to be held at The Rome Savings Bank (“Rome Savings”), located at 100 W. Dominick Street, Rome, New York 13440, on Tuesday, March 22, 2005, at 7:00 p. m., New York Time, and at any adjournment of said meeting, and thereat to act with respect to all votes that the undersigned would be entitled to cast, if then personally present, as follows:

(1) To approve a plan of conversion (the “Plan of Conversion”) pursuant to which Rome, MHC will be merged into Rome Savings, and Rome Bancorp, Inc. will be succeeded by a new Delaware corporation named New Rome Bancorp, Inc. which has been established for the purpose of completing the conversion. As part of the conversion, shares of common stock representing Rome, MHC’s ownership interest in Rome Bancorp will be offered for sale in a subscription and, possibly, a community offering by New Rome Bancorp. Common stock of the Rome Bancorp currently held by public stockholders will be converted into new shares of New Rome Bancorp stock pursuant to an exchange ratio that will ensure that stockholders at the time of the conversion will own the same percentage of New Rome Bancorp after the conversion as was held in Rome Bancorp immediately prior thereto, exclusive of any shares purchased by the stockholder in the offering and cash received in lieu of fractional shares.

For	Against	Abstain
☐	☐	☐

In their discretion, the proxies are authorized to vote with respect to matters incident to the conduct of the Special Meeting, and upon such other matters as may properly come before the Special Meeting. The Board of Directors is not currently aware of any such other matters.

This Proxy, if executed, will be voted FOR the approval of Proposal 1 if no choice is made herein. This proxy may be revoked at any time before it is executed.

The undersigned hereby acknowledges receipt of the Notice of Special Meeting of Members and the Proxy Statement for the Special Meeting dated February 18, 2005.

Signature(s)

Dated: , 2005

Please sign exactly as your name(s) appear(s) on this proxy. Joint owners should each sign personally. If signing as attorney, executor, administrator, trustee or guardian, please include your full title. Corporate or partnership proxies should be signed by an authorized officer.

PLEASE MARK, SIGN AND DATE THIS PROXY ON THE REVERSE SIDE

AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.